UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                              PACIFIC STATE BANCORP
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)

                                   694 86P 102
                                 --------------
                                 (CUSIP Number)


                                December 31, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)



-----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP NO. 694 86P 102
--------------------------------------------------------------------------------

1.  Names of Reporting Person           HAROLD HAND, M.D.
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization  UNITED STATES
--------------------------------------------------------------------------------

Number of              5.  Sole Voting Power          137,704
Shares Bene-       -------------------------------------------------------------
ficially owned         6.  Shared Voting Power
by Each            -------------------------------------------------------------
Reporting              7.  Sole Dispositive Power     137,704
Person With:       -------------------------------------------------------------
                       8.  Shared Dispositive Power
--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person   137,704

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [ ]

11. Percent of Class Represented by Amount in Row (9)        8.15%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
        IN

--------------------------------------------------------------------------------

                                Page 2 of 5 Pages

Item 1.
         (a) Name of Issuer:

                  PACIFIC STATE BANCORP

         (b) Address of Issuer's Principal Executive Offices:

                  1899 W. March Lane
                  Stockton, CA  95207

Item 2.
         (a) Name of Persons Filing:

                  Harold Hand, M.D.

         (b) Address of Principal Business Office or, if none, Residence:

                  36 W. Yokuts Avenue, Suite #2
                  Stockton, CA  95207

         (c)  Citizenship:

                  United States

         (d) Title of Class of Securities:

                  Common Stock

         (e) CUSIP Number:

                  694 86P 102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                Page 3 of 5 Pages

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
         (h) [ ] A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

                                 NOT APPLICABLE

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 137,704 shares.

         (b) Percent of class: 8.15%.

         (c) Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 137,704 shares.

               (ii)  Shared power to vote or to direct the vote: -0-.

               (iii) Sole power to dispose or to direct the disposition of:
                     137,704 shares.

               (iv)  Shared power to dispose or to direct the disposition of:
                     -0-.

Item 5.  Ownership of Five Percent or Less of a Class.

                                 NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                 NOT APPLICABLE



                                Page 4 of 5 Pages

Item 8.  Identification and Classification of Members of the Group.

                                 NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

                                 NOT APPLICABLE

Item 10. Certification.

                                 NOT APPLICABLE


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2005

                              By: /s/ HAROLD HAND, M.D.
                                  ----------------------------------------------
                                  Name:  Harold Hand, M.D.


                                Page 5 of 5 Pages